Exhibit 99.1

Pericom Board Reiterates Compelling Rationale and

Strong Unanimous Support for the Diodes Transaction

Sends Letter to Shareholders Emphasizing Value Certainty of Diodes Transaction

and Questioning Purported “Fully Committed Financing” of Montage Offer

Leading Proxy Advisory Firms ISS and Glass Lewis Agree with Pericom Board’s

Recommendation to Shareholders to Vote the WHITE Proxy Card “FOR” the

Diodes Acquisition at the Special Meeting of Shareholders on November 20, 2015

Milpitas, CA – November 12, 2015 – Pericom Semiconductor Corporation (“Pericom” or the “Company”) (NASDAQ: PSEM) today announced that its Board of Directors sent a letter to its shareholders once again strongly urging them to vote the WHITE proxy card “FOR” the acquisition of Pericom by Diodes Incorporated (“Diodes”) (NASDAQ: DIOD) and reiterating its unanimous support for the Diodes transaction for reasons including:

•	The increased $17.75 purchase price offered by Diodes provides shareholders with a substantial premium backed with clear, near-term closing certainty.

•	The Diodes transaction is subject only to Pericom shareholder approval at the Company’s Special Meeting of Shareholders (the “Special Meeting”), which is scheduled to be held on November 20, 2015.

•	The offer from Montage Technology Group Limited (“Montage”) has been unanimously rejected by Pericom’s Board of Directors based on its substantial risk of failing to close.

•	After months of negotiations and repeated opportunities to revise its offer, Montage is still unable or unwilling to obtain truly committed financing.

•	The two leading independent proxy advisory firms, Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”), recommend shareholders vote “FOR” the acquisition by Diodes.

The letter to shareholders, a copy of which is included below, details the superior terms of the Diodes transaction, questions Montage’s financing commitments and highlights the recommendation by ISS and Glass Lewis that Pericom shareholders vote in favor of the Diodes transaction. Pericom has mailed a WHITE proxy card to its shareholders in connection with its Special Meeting and urges shareholders to vote “FOR” the proposed Diodes acquisition. Pericom shareholders of record as of the close of business on September 22, 2015 are entitled to vote at the Special Meeting.

November 12, 2015

Dear Shareholders,

Your vote at Pericom’s upcoming Special Meeting of Shareholders (the “Special Meeting”) in support of the proposed acquisition by Diodes is critical to lock in the substantial and increased cash premium represented by the $17.75 per share purchase price offered by Diodes Incorporated (“Diodes”). At the Special Meeting on November 20, 2015, the Pericom Board of Directors strongly recommends that you vote on the WHITE proxy card “FOR” the Agreement and Plan of Merger between Diodes and Pericom, dated September 2, 2015, as amended November 5, 2015 (the “Diodes Merger Agreement”).

In making such recommendation, the Pericom Board of Directors notes the following:

•	The increased $17.75 purchase price provided by the Diodes transaction represents a substantial premium backed by near-term closing certainty.

•	The Diodes’ transaction is far superior to the offer from Montage Technology Group Limited (“Montage”), which suffers from a glaring lack of committed financing and is subject to substantial risks and uncertainties.

•	Leading independent proxy advisory firms Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) agree with your Board:

•	ISS noted, “A vote FOR the Diodes transaction as currently structured is warranted” and “[g]iven the apparent heightened risks [of the Montage offer], shareholders might question whether giving up the certainty of the ‘bird-in-the-hand’ for an offer that may never be consummated with Montage is worth the risk.”

•	Similarly, Glass Lewis stated, “Approve the Diodes merger agreement, which, as currently outlined, offers…arguably much greater closing certainty than the Montage Proposal.”

THE SUBSTANTIAL PREMIUM AND CLOSING CERTAINTY ASSOCIATED

WITH THE DIODES TRANSACTION MAKE IT FAR SUPERIOR TO THE

UNVIABLE AND UNCERTAIN OFFER FROM MONTAGE TECHNOLOGY GROUP

The Diodes merger, which your Board has unanimously approved after thorough evaluation in consultation with its independent financial advisors and outside legal counsel, represents a substantial premium to Pericom shareholders and a $13 million increase from Diodes’ previous attractive offer. It also continues to offer near-term closing certainty. At $17.75 per share in cash, the purchase price offered by the Diodes transaction represents a 46% premium to the per share closing price of Pericom shares on September 2, 2015, and exceeds the five-year trading high in Pericom shares by 8%.

The Diodes Merger Agreement continues to be backed by a fully-funded credit agreement and term loan from Bank of America, and the transaction is not subject to any regulatory approvals. Subject only to your approval at the upcoming Special Meeting, this straightforward transaction is expected to close promptly following the Special Meeting in the fourth quarter of 2015.

In reaching its unanimous determination that a transaction with Diodes is in the best interests of Pericom shareholders, your Board weighed the substantial premium and high likelihood of a prompt closing offered by the Diodes transaction both independently of and in comparison to the offer from Montage.

As we have previously stated, we have a duty to obtain the highest value reasonably available to our shareholders. The Pericom Board took into serious consideration the additional premium ostensibly offered by Montage as compared to the premium offered by Diodes. However, we could not overlook our many serious concerns with the fundamental risks associated with Montage’s offer, including:

•	risks and uncertainties regarding Montage’s ability (or unwillingness) to obtain fully committed financing and the regulatory approvals required for an acquisition of Pericom by Montage;

•	Montage’s inability to ultimately close a transaction with Pericom in a timely fashion, if at all; and

•	Montage’s erosion of your Board’s trust through continued misrepresentations throughout the sales process and then to Pericom shareholders via multiple misleading communications.

These factors made our conclusion crystal clear: we recommend that you, our shareholders, vote in favor of the far superior Diodes transaction. We also note that the Pericom Board and senior management team collectively own more than 10% of Pericom’s outstanding shares, and our interests in achieving the best possible outcome are fully aligned with your interests.

MONTAGE WON’T (OR SIMPLY CAN’T) ASSEMBLE A VIABLE OFFER

The supposed premium of the Montage offer is enticing on its face, but it should not obfuscate and distort the reality – Montage has been unwilling (or unable) to secure real, committed financing that would enable it to make a viable offer, even after months of negotiations and repeated opportunities to do so.

To date, Montage has failed to demonstrate that it can actually pay Pericom shareholders the premium contemplated by its offer. Based on current financing commitments – or lack thereof – your Board believes there is a substantial risk that Pericom shareholders may never receive the $18.50 per share as contemplated by the Montage offer. It simply doesn’t matter what premium Montage purportedly offers if they don’t ultimately have the funds to deliver such premium to Pericom shareholders. Montage has given no reasonable or reliable assurances that it has or will ever have such funds.

We believe Montage is consistently misrepresenting its one-page financing letters from Bank of China Shanghai Pudong Branch and China Electronics Financial Co Ltd. as “fully committed financing,” when, in fact, such letters are subject to broad and vague conditions, making any “commitment” thereunder effectively meaningless. For example, contrary to Montage’s misleading statements to Pericom shareholders that its one-page financing letter from Bank of China Shanghai Pudong Branch represents “committed financing with essentially only a ‘Material Adverse Effect’ out,” such letter actually explicitly provides that “the loan needs to be evaluated by our committee and will not be issued until all the conditions that our bank requires and admits are fully satisfied.” Despite repeated requests, Montage has failed to provide any further information regarding what such conditions may be (other than the misleading statement to Pericom shareholders that this is only a “Material Adverse Effect” condition – which it clearly is not). Despite our repeated requests, Montage has also failed to make the one-page financing letters available to Pericom shareholders.

Furthermore, it is difficult for your Board to ignore Montage’s misguided attempts to obscure the regulatory scrutiny a Montage-Pericom transaction would face in multiple countries. For example, Montage has unequivocally stated in its communications to Pericom shareholders that “Montage is assuming ALL regulatory risk and its offer has NO regulatory conditions.” Contrary to Montage’s misleading statements, Montage’s proposed merger agreement includes an explicit closing condition that provides Montage with the absolute right to walk away from the transaction and refuse to close if any one of numerous governmental entities (including, among others, the Committee on Foreign Investment in the United States (CFIUS) and government entities in Taiwan or China) enacts or issues an order making illegal or permanently enjoining the transaction. Despite Montage’s claims that it can make key regulatory approvals magically disappear, the truth is that Montage cannot contract away the oversight or authority of governmental regulators. To suggest such an action demonstrates a desperate move to hide the facts from Pericom shareholders.

In light of these reasons and the many other reasons detailed in our previous communications to Pericom shareholders, the Pericom Board does not believe that our shareholders should be subject to the substantial risk that Montage will not be able to (or chooses not to) close a transaction with Pericom, and, accordingly, we strongly urge you to vote “FOR” the Diodes transaction on the WHITE proxy card in order to lock in the substantial, certain and immediate cash premium of the $17.75 per share purchase price offered by Diodes.

ISS AND GLASS LEWIS AGREE WITH YOUR BOARD – VOTE “FOR”

THE DIODES TRANSACTION WITH THE WHITE PROXY CARD

Leading independent proxy advisory firms ISS and Glass Lewis have arrived at the same conclusion as the Pericom Board – that Pericom shareholders vote “FOR” the Diodes transaction:

•	Glass Lewis concluded, “Unless Montage is able to sufficiently meet the financing conditions and address the regulatory concerns that the Company’s board has laid out, we believe that the Diodes merger agreement represents the best balance of valuation and deal certainty at this time.”

•	ISS similarly argued, “Given the apparent heightened risks, shareholders might question whether giving up the certainty of the ‘bird-in-the-hand’ for an offer that may not ever be consummated with Montage is worth the risk. A vote FOR the Diodes transaction as currently structured is warranted.”

Glass Lewis shares your Board’s serious concerns regarding Montage’s financing commitments and the transaction’s potential for regulatory hold-ups, which may ultimately lead to its failure to close:

•	“Rather than making a serious effort to address the board’s concerns, however, Montage has continued to push forth with an acquisition offer that does not appear to us to include full unconditional financing. In our view, Montage has yet to convincingly prove that it has the financial wherewithal to truly complete its takeover proposal. Further, we believe that the cross-border nature of a Montage/Pericom tie-up could result in greater regulatory scrutiny that could lead to further delays or, at worst, the loss of both offers.”

As ISS astutely argued, even if Montage were to raise its offer price, the offer still wouldn’t be superior to Diodes’ offer:

•	“It is possible that Montage responds to Diodes’ bump by increasing its own bid, tempting Pericom shareholders by again increasing the spread between the two deals. But an increase in an offer which still may never be closed i[s] far less compelling than the certainty of a good deal which can be closed.”

Your Board, ISS and Glass Lewis each recommend that shareholders vote the WHITE proxy card at the upcoming Special Meeting “FOR” the Diodes transaction. The certainty and substantial value of the Diodes transaction is clearly superior to the Montage offer. Your Board and ISS and Glass Lewis believe there is too great a risk to Pericom shareholders that Montage will not be able to close a transaction to acquire Pericom, leaving you with only a reverse break-up fee that is a fraction of the $413 million value of the Diodes transaction.

YOUR VOTE IS IMPORTANT – DO NOT BE MISLED BY MONTAGE

WE STRONGLY URGE YOU SUBMIT THE WHITE PROXY CARD TODAY

TO SUPPORT THE TRANSACTION WITH DIODES

Pericom’s upcoming Special Meeting is important in delivering the best outcome for our shareholders. The Pericom Board unanimously recommends that you vote “FOR” Pericom’s proposed transaction with Diodes on the WHITE proxy card.

We urge you to discard any gold proxy cards and disregard any related solicitation materials which were sent to you by Montage or its affiliates, who are soliciting proxies in opposition to the Diodes transaction. If you previously submitted a gold proxy card, we urge you to cast your vote as instructed on your WHITE proxy card, which will revoke any earlier dated proxy card that you submitted, including any gold proxy card. Only the latest dated proxy you submit will be counted.

EVERY VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES

If you have any questions or need assistance voting, please call Mackenzie Partners, Inc., Pericom’s proxy solicitor at (212) 929-5500 or toll free at (800) 322-2885.

We very much appreciate your patience throughout this process, and we sincerely hope to deliver the value you deserve from a transaction with Diodes.

Regards,

Pericom Semiconductor Corporation Board of Directors

By: /s/ Alex Hui

Name: Alex Hui

Title: Chief Executive Officer, President and Chairman of the Pericom Board of Directors

By: /s/ John Hui

Name: John Hui

Title: Senior Vice President, R&D and Member of the Pericom Board of Directors

By: /s/ Mike Sophie

Name: Mike Sophie

Title: Member of the Pericom Board of Directors

By: /s/ Hau Lee

Name: Hau Lee

Title: Member of the Pericom Board of Directors

By: /s/ Simon Wong

Name: Simon Wong

Title: Member of the Pericom Board of Directors

By: /s/ John East

Name: John East

Title: Member of the Pericom Board of Directors

Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed transaction; satisfaction of closing conditions to the consummation of the proposed transaction; the impact of the announcement of the proposed transaction on Pericom’s relationships with its employees, existing customers or potential future customers; and such other risks and uncertainties pertaining to Pericom’s business as detailed in its filings with the SEC on Forms 10-K and 10-Q, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Pericom assumes no obligation to update any forward-looking statement contained in this document.

Important Additional Information

Pericom has filed a definitive proxy statement and relevant documents in connection with the special meeting of the shareholders of Pericom at which the Pericom shareholders will consider certain proposals regarding the potential acquisition of Pericom by Diodes Incorporated (the “Special Meeting Proposals”). Pericom and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from Pericom’s shareholders in connection with the Special Meeting Proposals. SHAREHOLDERS OF PERICOM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The definitive proxy statement and other relevant documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the definitive proxy statement from Pericom by contacting Pericom’s Investor Relations by telephone at (408) 232-9100, or by mail Pericom Semiconductor Corporation, 1545 Barber Lane, Milpitas, California 95035 or by going to Pericom’s Investor Relations page on its corporate website at www.pericom.com.

About Pericom

Pericom Semiconductor Corporation (NASDAQ: PSEM) enables serial connectivity with the industry’s most complete solutions for the computing, communications, consumer and embedded market segments. Pericom’s analog, digital and mixed-signal integrated circuits, along with its frequency control products are essential in the timing, switching, bridging and conditioning of high-speed signals required by today’s ever-increasing speed and bandwidth demanding applications. Company headquarters is in Milpitas, California, with design centers and technical sales and support offices globally.

Participants in the Solicitation

Pericom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pericom in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein was included in the definitive proxy statement. Additional information regarding the directors and executive officers of Pericom is included in the amendment to the 10-K, which was filed with the SEC on October 14, 2015, and is supplemented by other public filings made, and to be made, with the SEC by Pericom.

Company Contact:

Pericom Semiconductor

Kevin Bauer, CFO

P: 408-232-9100

E: kbauer@pericom.com

Investor Contact:

MacKenzie Partners, Inc.

Dan Burch / Larry Dennedy

212-929-5500

Media Contact:

Sard Verbinnen & Co

Steven Goldberg / John Christiansen

310-201-2040 / 415-618-8750